EXHIBIT 99.1

September 21, 2011

Bezeq - The Israel Telecommunication Corp., Ltd.

Immediate Report re Pelephone Communications Ltd.  – Memorandum of Understanding

To:           The Tel Aviv Stock Exchange
The Israeli Securities Authority

On September 21, 2011, Bezeq - The Israel Telecommunication Corp., Ltd. received a notice from its subsidiary, Pelephone Communications Ltd. ("Pelephone"), advising that on September 21, 2011, Pelephone entered into a memorandum of understanding  with Mirs Ltd. ("Mirs") for the provision of domestic roaming services to Mirs subscribers on Pelephone's HSPA/UMTS network.  The memorandum of understanding, which contains the primary commercial terms of the relationship, will constitute the basis for a detailed agreement to be executed by the parties.